

Ayeya, Inc.
(the "Company")
a Washington Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Ayeya Inc. Management,

We have reviewed the accompanying financial statements of Ayeya Inc. (the Company), which comprise the balance sheets as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:
The accountant's responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

The accountant is required to be independent of the entity and to meet the accountant's other ethical responsibilities, in accordance with the relevant ethical requirements relating to the review.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Emphasis of Matter – Subsequent Asset Acquisition
We draw attention to Note 7 to the financial statements, which describes the Company's acquisition of substantially all of the assets of Alaffia under an asset purchase agreement dated May 26, 2025. This transaction represents a significant expansion of the Company's operations and is expected to materially affect the scale and future financial profile of the business. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
February 23, 2026

AYEYA INC.
BALANCE SHEET

AS OF DECEMBER 31,		2024	2023
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	255,491	9,317
Accounts Receivable - Net		664,894	176,903
Inventory		1,364,144	270,728
Prepaid Expenses		353,458	96,255
Total Current Assets		2,637,987	553,203
Non-Current Assets:			
Intangible Assets - Net		103,590	111,662
Total Non-Current Assets		103,590	111,662
TOTAL ASSETS		2,741,577	664,865
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable		783,713	128,170
Accrued Liabilities		275,967	8,197
Accrued Interest		15,665	-
Loan Payable - Related Party		764,603	103,470
Payroll Liabilities		53,131	-
Other Current Liabilities		17,858	24,314
Total Current Liabilities		1,910,937	264,151
Non-Current Liabilities:			
Loan Payable		2,020,825	-
Total Non-Current Liabilities		2,020,825	-
TOTAL LIABILITIES		3,931,762	264,151
EQUITY			
Common Stock		11,912	11,912
APIC		597,545	597,545
SAFE		687,216	72,550
Accumulated Deficit		(2,486,858)	(281,293)
TOTAL EQUITY		(1,190,185)	400,714
TOTAL LIABILITIES AND EQUITY	$	2,741,577	664,865

See Accompanying Notes to these Unaudited Financial Statements

AYEYA INC.
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31,		2024	2023
Revenues			
Sales	$	2,145,307	758,848
Cost of Goods Sold		(1,746,992)	(308,981)
Gross Profit		398,315	449,867
Operating Expenses			
Advertising and Marketing		273,553	63,096
Salaries and Wages		830,629	-
General and Administrative		1,409,411	579,569
Amortization		8,072	8,072
Total Operating Expenses		2,521,665	650,737
Total Loss from Operations		**(2,123,350)**	**(200,870)**
Other Income (Expense)			
Other Expense		(15,000)	-
Interest Expense		(67,214)	(4,137)
Total Other Income (Expense)		(82,214)	(4,137)
Net Loss	$	**(2,205,564)**	**(205,007)**

See Accompanying Notes to these Unaudited Financial Statements

AYEYA INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

	Common Stock				Retained Earnings	Total Shareholders'
	# of Shares	$ Amount	APIC	SAFE	(Deficit)	Equity
Beginning balance at 1/1/23	11,912,196	11,912	577,445	-	(76,146)	513,211
SAFE	-	-	-	72,550	-	72,550
Additional Paid-in Capital	-	-	20,100	-	-	20,100
Prior Period Adjustment	-	-	-	-	(140)	(140)
Net loss	-	-	-	-	(205,007)	(205,007)
Ending balance at 12/31/23	11,912,196	11,912	597,545	72,550	(281,293)	400,714
SAFE	-		-	614,666	-	614,666
Additional Paid-in Capital	-	-	-	-	-	-
Net loss	-	-	-	-	(2,205,564)	(2,205,564)
Ending balance at 12/31/24	11,912,196	11,912	597,545	687,216	(2,486,858)	(1,190,185)

See Accompanying Notes to these Unaudited Financial Statements

AYEYA INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31,		**2024**	**2023**
OPERATING ACTIVITIES			
Net Loss	$	(2,205,564)	(205,007)
Adjustments to reconcile Net Income to Net Cash provided by operations:			
Prior Period Adjustment		-	(140)
Amortization		8,072	8,072
Accounts Receivable - Net		(487,992)	(170,142)
Inventory		(1,093,416)	109,962
Prepaid Expenses		(257,203)	(64,722)
Accounts Payable		655,543	80,790
Accrued Liabilities		267,770	7,191
Accrued Interest		15,665	-
Payroll Liabilities		53,131	-
Other Current Liabilities		(6,456)	24,314
Total Adjustments to reconcile Net Income to Net Cash provided by (used in) operations:		(844,885)	(4,676)
Net Cash used in Operating Activities		(3,050,450)	(209,683)
INVESTING ACTIVITIES			
Intangible Assets - Net		-	1,345
Net Cash provided by Investing Activities		-	1,345
FINANCING ACTIVITIES			
Loan Payable		2,020,825	-
Loan Payable - Related Party		661,133	103,470
SAFE		614,666	72,550
APIC		-	20,100
Net Cash provided by Financing Activities		3,296,623	196,120
Cash at the beginning of the period		9,317	21,535
Net Cash increase (decrease) for period		246,174	(12,218)
Cash at the end of the period	$	255,491	9,317

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest Expense	(67,214)	(4,137)

See Accompanying Notes to these Unaudited Financial Statements

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NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Ayeya Inc. (the "Company") is a Washington profit corporation incorporated on August 30, 2022. The Company operates in the consumer packaged goods ("CPG") sector and is engaged in the development, marketing, and sale of wellness and personal-care products. The Company's products are sold through wholesale distribution channels, retail partners, and e-commerce platforms. As part of its business model, the Company sources certain key raw materials through long-standing fair-trade supply chains located in West Africa, including cooperatives in Ghana and Togo. These sourcing relationships support the Company's ethical and sustainability objectives and are integral to its product offerings; however, the Company does not conduct manufacturing operations or maintain corporate entities outside the United States.

The Company will use these financial statements in connection with a crowdfunding campaign launched on the WeFunder platform in December 2025.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses for the past two years and may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

Management's plans to mitigate conditions raising substantial doubt include the following:

Alaffia Asset Acquisition - On May 26, 2025, the Company completed the acquisition of substantially all of the assets of Alaffia through an asset purchase transaction. Alaffia is an established personal care brand with more than 20 years of presence in the natural retail channel. The transaction is significant in terms of revenue base and market position and is expected to expand the Company's scale of operations. Management expects that the integration of Alaffia's operations and revenue streams will enhance the Company's financial profile and support its efforts to improve liquidity and achieve profitability. See Note 7 for further details.

Ayeya, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Expansion of established retail and e-commerce distribution channels - The Company currently sells products through national retail partners and digital platforms, including Whole Foods Market, Sprouts, Fresh Thyme, Wegmans, Amazon, Thrive Market, Walmart, and other e-commerce channels, representing distribution across more than 4,480 retail doors. Management expects continued revenue growth from existing accounts and expanded placements within these channels.

Relaunch of core branded products with demonstrated historical demand - Management has initiated the relaunch of the "Good Soap" product line, a historically high-performing body care program that was previously the #1 selling body care program at Whole Foods Market for over a decade prior to its discontinuation in 2024. The relaunch is intended to drive incremental revenue through existing retail relationships and renewed marketing investment.

Inventory build-out to meet existing demand - Management has identified that current growth is constrained primarily by working capital rather than demand. Retail customer orders currently exceed available supply, and management plans to deploy capital toward inventory procurement to support increased order fulfillment and service levels.

Capital-raising initiatives to support near-term liquidity and growth - The Company is actively pursuing capital raises to fund inventory purchases, product relaunch initiatives, and retailer resets. Management believes that successful execution of these capital-raising efforts will provide sufficient liquidity to support operations and growth initiatives over the next twelve months.

Experienced leadership team executing the strategic plan - The Company is led by an experienced management team with deep expertise in consumer packaged goods, retail operations, and brand scaling. During the current year, the Company strengthened its executive leadership through the addition of seasoned executives with relevant industry experience. Management believes that the combination of existing leadership and newly hired executives enhances the Company's ability to execute its operational and growth strategies.

These plans are intended to enhance liquidity and support the Company's ability to continue as a going concern; however, there can be no assurance of success. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions
In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Ayeya, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

_____

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024, and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $255,491 and $9,137 in cash and cash equivalents as of December 31, 2024, and December 31, 2023, respectively.

Accounts Receivable - Net

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted, and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

_____

The Company generally extends credit to its customers ranging from net 15 to net 45 days. Management believes that the allowance for doubtful accounts, when considered necessary, is adequate to absorb any potential losses.

Components of Accounts Receivable - Net

Description	2024	2023
Trade Accounts Receivable	685,995	176,903
Less: Allowance for Doubtful Accounts	(21,101)	-
Totals	**664,894**	**176,903**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual receivables and their aging. The Company recorded the allowance for doubtful accounts as summarized below for the year ended:

Activity in Allowance for Doubtful Accounts

Description	2024	2023
Balance at Beginning of Year	-	-
Provision Charged to Expense	21,101	-
Balance at End of Year	**21,101**	**-**

Inventory

Inventory consisted primarily of finished goods produced by third-party manufacturers and stored at co-packers and third-party logistics locations. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory cost includes product cost per SKU, packaging, direct manufacturing charges, and freight-in, when applicable. Management reviews inventory regularly to identify obsolete, expired, or non-salable items, and any required write-downs are recognized in the period identified. Inventory at December 31, 2024, and December 31, 2023, consisted solely of finished goods of $1,364,144 and $270,728, respectively.

Intangible Assets

Intangible assets are recorded at cost and are amortized using the straight-line method over their estimated useful lives. The Company assesses the recoverability of intangible assets when events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount exceeds the estimated undiscounted future cash flows expected to be generated by the asset. The impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the asset.

A summary of the Company's intangible assets is below:

_____

Intangible Type	Useful Life in Years	2024	2023
Branding	15	121,079	121,079
Less Accumulated Amortization		(17,489)	(9,417)
Totals		**103,590**	**111,662**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition," following the five-step procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue from the sale of consumer packaged goods ("CPG"), including wellness and personal-care products, to wholesale distributors, retail partners, and direct-to-consumer e-commerce customers. The Company's primary performance obligation is the delivery of finished goods to the customer. Revenue is recognized at a point in time, when control of the products transfers, which generally occurs upon shipment or delivery, depending on the applicable terms of sale.

Sales to wholesale distributors and retailers are generally performed on credit, resulting in accounts receivable, with standard payment terms typically ranging from net 15 to net 45 days. E-commerce sales are generally paid at the time of order placement.

The transaction price may be subject to variable consideration, including sales returns, trade promotions, allowances, or other customer deductions. Such amounts are recorded as reductions of revenue and are estimated based on historical experience and known contractual terms. The Company does not have material deferred revenue related to its product sales as of December 31, 2024, and 2023.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist primarily of payroll and contractor costs, professional fees, software subscriptions, and other overhead necessary to support the Company's operations and are expensed as costs are incurred.

Ayeya, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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<u>Income Taxes</u>

The Company accounts for income taxes in accordance with ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities.

Significant Components of Deferred Tax Assets and Liabilities
As of December 31, 2024, and December 31, 2023, significant components of the Company's deferred tax assets and liabilities were as follows:

Significant Components of Deferred Tax Assets and Liabilities

	2024	2023
Net Operating Loss Carryforwards	(473,305)	(55,438)
Gross Deferred Tax Asset	**(473,305)**	**(55,438)**
Less: Valuation Allowance	473,305	55,438
Net Deferred Tax Asset (Liability)	-	-

The Company has recorded a full valuation allowance against its deferred tax assets due to cumulative operating losses and the absence of objectively verifiable evidence that the assets will be realized.

Net Operating Loss Carryforwards
As of December 31, 2024, and December 31, 2023, the Company had federal and state net operating loss carryforwards of approximately $2,253,832 and $263,991. Federal NOLs arising after December 31, 2017, generally do not expire but are subject to an 80% taxable income limitation. Utilization of these losses may be subject to annual limitations under Section 382 of the Internal Revenue Code.

Components of Income Tax Expense (Benefit)

During 2024 and 2023, the Company paid no income taxes to federal or state jurisdictions.

Component	2024	2023
Current tax expense	-	-
Deferred tax expense (benefit)	(473,305)	(55,438)
Valuation Allowance	473,305	55,438
Net Deferred Tax Asset (Liability)	-	-

Income Taxes Paid

	2024	2023
Federal	-	-
Foreign	-	-
Net Deferred Tax Asset (Liability)	-	-

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Rate Reconciliation

The reconciliation of the U.S. federal statutory tax rate to the Company's effective tax rate is as follows:

	2024		2023	
	Amount ($)	% of Pretax Income (Loss)	Amount ($)	% of Pretax Income (Loss)
Income tax benefit at U.S. Statutory Rate (21%)	(417,867)	21.00%	(39,418)	21.00%
State taxes, net of federal benefit	-	0.00%	-	0.00%
Permanent differences	16,150	-0.81%	14,422	-7.68%
Change in Valuation Allowance	401,716	-20.19%	24,996	-13.32%
Other	-	0.00%	-	0.00%
Total Income Tax Expense (benefit)	-	-	-	-

Unrecognized Tax Benefits:
The Company had no material uncertain tax positions as of December 31, 2024, and December 31, 2023. Income tax returns for years ending 2023 through 2024 remain open to examination by federal and state tax authorities.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us, or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

On January 30, 2023, the Company entered into a related-party line of credit with Olowo-n'djo Tchala, the Company's Chief Executive Officer. The Company had outstanding principal balances of $735,000 and $100,000 as of December 31, 2024, and 2023, respectively. The borrowings accrue simple interest at 4.50% per annum, with accrued interest payable of $29,603 and $3,470 as of December 31, 2024, and 2023, respectively. See Note 5 for reference.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Ayeya, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 5 – LIABILITIES AND DEBT

<u>Loan Payable - Related Party</u> - On January 30, 2023, the Company entered into a related-party line of credit with Olowo-n'djo Tchala, the Company's Chief Executive Officer. The Company had outstanding principal balances of $735,000 and $100,000 as of December 31, 2024, and 2023, respectively. The borrowings accrue simple interest at 4.50% per annum, with accrued interest payable of $29,603 and $3,470 as of December 31, 2024, and 2023, respectively. See Note 3 for reference.

<u>Whole Foods Market - Local Producer Loan Program (LPLP)</u> - The Company entered into two secured promissory notes with Whole Foods Market Services, Inc. under the Local Producer Loan Program. On June 10, 2024, the Company executed a secured promissory note for $871,010, followed by a second secured promissory note for $500,185 executed on December 12, 2024. Both notes are secured by Company assets and contain repayment and default provisions customary to the program, including Whole Foods' ability to withhold payments or pursue collection actions if the Company fails to remain current. The combined outstanding balance under these loans totaled $1,370,825 as of December 31, 2024.

<u>BES-Ubuntu Ltd loan</u> - BES-Ubuntu Ltd loan – On April 29, 2024, the Company entered into a loan agreement with BES-Ubuntu Ltd under which the lender provided $250,000 in financing at a fixed interest rate of 6%. The loan is secured by purchase orders issued to the Company by major retailers and is scheduled to mature in late 2024, under customary provisions related to early repayment and late payment charges.

<u>The Ember Fund II LP Loan</u> -The Ember Fund II LP Loan – On December 9, 2024, the Company entered into an inventory financing arrangement with Ember Fund II LP under which the sponsor agreed to advance up to $400,000 to fund inventory purchases. The Company is obligated to repay an amount in excess of the funds advanced over an approximately 18-month term, with payments made quarterly. The arrangement is secured by the financed inventory and related accounts receivable, and the sponsor retains an ownership interest in the inventory until sold. In connection with the arrangement, the Company also issued an equity warrant to the sponsor.

Debt Summary				Outstanding Principal as of Dec. 31,		Accrued Interest as of Dec. 31,		Total Outstanding Balance as of Dec. 31,	
Loan Type	Nature	Maturity Date	Interest Rate	2024	2023	2024	2023	2024	2023
Whole Foods Market – (LPLP)	LT - Loan	-	-	1,370,825	-	-	-	1,370,825	-
BES-Ubuntu Ltd Loan	LT - Loan	December 29, 2024	6%	250,000	-	10,110	-	260,110	-
Ember Fund II LP Loan	LT - Loan	June 9, 2026.	-	400,000	-	5,555	-	405,556	-
Olowo-n'djo Tchala	Related Party LOC	-	4.50%	735,000	100,000	29,603	3,470	764,603	103,470
Total				2,755,825	100,000	45,268	3,470	2,801,094	103,470

Ayeya, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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NOTE 6 – EQUITY

Common Stock - The Company has authorized 30,000,000 shares of common stock. Upon incorporation on August 30, 2022, the common stock was established with a par value of $0.10 per share. On May 6, 2024, the Company filed Amended and Restated Articles of Incorporation to reduce the par value to $0.001 per share. As a result of this amendment, all shares issued in 2022 and 2023 were re-denominated to reflect the new par value structure in the accompanying financial statements. As of December 31, 2024, and 2023, 11,912,196 shares of common stock were issued and outstanding. This recapitalization did not have any impact on the total amount of shareholders' equity or on the total capital contributed by the owners.

Holders of common stock are entitled to one vote per share on all matters submitted to stockholders and to receive dividends when and if declared by the Board of Directors, subject to the rights and preferences of any outstanding preferred stock. The change in par value did not impact total shareholders' equity or total capital contributed by the owners.

Preferred Stock - The Company has authorized 10,000,000 shares of preferred stock with a par value of $0.001 per share. Of these authorized shares, 2,310,923 shares have been designated as Series Seed Preferred Stock. No shares of preferred stock, including Series Seed Preferred Stock, were issued or outstanding as of December 31, 2024, or 2023. Each share of Series Seed Preferred Stock votes together with the common stock on an as-converted basis. Dividends, if declared by the Board, are non-cumulative and payable prior to dividends on common stock. The shares are convertible at the holder's option and subject to automatic conversion upon certain events, with customary anti-dilution adjustments. In the event of liquidation, holders are entitled to receive distributions prior to holders of common stock.

Simple Agreements for Future Equity (SAFE) -During the year ended December 31, 2024, the Company entered into multiple Simple Agreements for Future Equity ("SAFE") with third-party investors in exchange for cash proceeds. The SAFE agreements do not have a stated maturity date and do not bear interest. The agreements provide the investors the right to receive equity in the Company upon the occurrence of a qualified equity financing or other specified liquidity events, in accordance with the terms of each agreement. Certain agreements include conversion features such as valuation caps and/or discounts, which vary by agreement. As of December 31, 2024, and December 31, 2023, the aggregate outstanding balance of SAFE agreements was $687,216 and $72,550, respectively.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 23, 2026, the date these financial statements were available to be issued.

Crowdfunding Campaign

In December 2025, the Company launched an equity crowdfunding campaign through the Wefunder platform. The offering is intended to raise up to $1,200,000 to support operations and growth initiatives. As of the issuance date of these financial statements, the Company has raised approximately $41,900 under this campaign.

Ayeya, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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Alaffia Asset Acquisition

On May 26, 2025, the Company completed the acquisition of substantially all of the assets of Alaffia pursuant to an executed Asset Purchase Agreement. The transaction was structured as a non-cash asset acquisition, and no cash consideration was paid at closing. The consideration consisted of the issuance of 6,000,115 shares of the Company's common stock, representing approximately 30% ownership on a fully diluted basis, the assumption of up to $2.2 million of specified accounts payable, and a mutual release of historical claims between the parties. The Company recorded the asset acquisition on May 27, 2025, and is in the process of completing its purchase price allocation and valuation of the acquired assets.

BES-Ubuntu Ltd. - Amendment to Loan Agreement

In February 2025, the Company amended its existing loan agreement with BES-Ubuntu Ltd to revise the near-term repayment schedule, including an initial lump-sum payment followed by monthly installments until the loan is repaid in full. The amendment did not change the loan's interest rate, collateral, or other key terms.

Byz and Fox - Revenue-Based Financing Arrangements

During 2025, the Company entered into financing arrangements with Byzfunder NY LLC and Fox entities that were structured as sales of future receipts rather than traditional loan agreements. Under these arrangements, the Company received upfront funding in exchange for a contractually specified percentage of future revenues. The agreements do not provide for a stated interest rate or fixed maturity date, and repayment is contingent upon the Company's future revenue streams.

New Voices Fund II, LP - Secured Promissory Notes

In May 2025, the Company entered into secured promissory note agreements with New Voices Fund II, LP providing up to $2.2 million of longer-term financing at a fixed interest rate, secured by substantially all of the Company's assets

Olowo-n'djo Tchala - Related Party Promissory Notes

In May 2025, the Company entered into additional unsecured promissory note arrangements with its Chief Executive Officer totaling $1,375,000, bearing interest at a fixed rate of about 4.1% per annum. These notes have stated maturities extending beyond one year and include customary acceleration provisions. The proceeds were used to fund the Company's operations and strategic initiatives.

Porter - Factoring Arrangement

Additionally, during 2025, the Company entered into a factoring-type arrangement with Porter pursuant to which the Company monetized accounts receivable in exchange for immediate cash proceeds. Under the terms of the agreement, repayment is based on the collection of the underlying receivables. The arrangement does not include a stated interest rate or fixed maturity date.

Sofi Tucker Foundation Loan

On October 15, 2025, the Company entered into a secured loan agreement with Sofi Tucker Foundation in the principal amount of $1,300,000. The loan is secured by certain real property owned by the Company in Thurston

Ayeya, Inc
Notes to the Unaudited Financial Statements
December 31st, 2024 and December 31, 2023

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County, Washington. The indebtedness bears interest and is subject to the repayment and maturity terms set forth in the related promissory note. The financing provides additional capital to support the Company's operations.

New Voices Advisors Loan

On November 28, 2025, the Company issued an unsecured promissory note to New Voices Advisors, LLC in the principal amount of $405,034, bearing simple interest at 10% per annum. The note is expected to mature in early 2026 or upon the closing of a qualified equity financing above a specified threshold, whichever occurs first, and may be prepaid without penalty.

Whole Foods Market Loan

In December 2025, the Company entered into a secured promissory note with Whole Foods Market Services, Inc. in the principal amount of $400,185, bearing interest at a fixed rate of 5% per annum. The loan is secured by certain inventory, equipment, and accounts of the Company and was obtained to support inventory and operational needs, with an initial interest-only period followed by scheduled principal and interest payments through maturity in 2031.

Series A Preferred Stock Purchase Agreement

On February 6, 2026, the Company entered into a Series A Preferred Stock Purchase Agreement with Rod Hildebrant pursuant to which the Company issued Series A Preferred Stock for aggregate cash consideration of $1,000,000. The Series A Preferred Stock is subject to the rights, preferences, and privileges set forth in the Company's governing documents and the purchase agreement.